December 14, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (405)552-8171

J. Larry Nichols
Chairman and Chief Executive Officer
20 N Broadway
Suite 1500
Oklahoma City, Oklahoma 73102

> **Re:** **Devon Energy Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2007**
> **File No. 001-32318**

Dear Mr. Nichols:

      We have reviewed your response letter dated October 3, 2007 and have the following comments. Please respond to our comments by October 17, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comment 6 and reissue the comment. You assert that the undisclosed targets are not material to your executive compensation decision, yet under "Pay for Performance," you state that you believe that an executive officer's compensation should be tied to your overall performance, the performance of the officer's business function and area, and individual performance. To that end, you evaluate individual performance by setting goals, including financial and growth goals, that focus on profitability and operating performance. Although the targets provide a framework for your compensation decisions, it is unclear why you believe that the targets are not material to such decisions.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor